Contact

www.linkedin.com/in/jfracisco
(LinkedIn)

Top Skills

Sports Marketing
Sports
Sponsorship

Languages

English (Native or Bilingual)
Spanish (Professional Working)

Certifications

Sports Revenue Management
CERT- Community Emergency Response Team
FIFA Match Agent
CERT - Community Emergency Response Team

Jill Fracisco

International Sports Executive
United States

Summary

• Facilitator of global events, supporting and developing complex operation plans for 30+ years.
• Expertise in elite levels of hospitality and protocol
• Specialist in media relations domestic and foreign.
• Specialized in contract negotiations for supporting services, including location intelligence
• Budget forecasting
• Specialized in international political relations.
• BiLingual (Spanish)

Experience

Oakland Roots Sports Club

3 years 11 months

Chief of Staff

December 2022 - Present (9 months)
United States

Vice President - Game Day Soccer Operations

October 2021 - December 2022 (1 year 3 months)
Oakland, California, United States

Operational Specialist - Lead, Day Of Game Soccer Operations

October 2019 - October 2021 (2 years 1 month)
Oakland, California, United States

Ola Sports and Event Management. LLC

Independent Owner
April 2014 - Present (9 years 5 months)
Worldwide

• Project Management Expert
• Brokering international relations and athletic events
• Design and manage special events and social affairs for global audiences

• Major League Soccer – Consultant for international match preparations and game management: contributed in high security risk management and operations assessments and procedures. Management of international teams on world tours: i.e. National Team of Argentina and "Leonel Messi", Mexican National Soccer Team including elite athletes.

• Developing relations through sport, bridging the United States and Foreign governments in sporting and social activities. Synchronized relations between two governments, special approved 'people to people' tour VIP events.

• Special Events: United States Soccer Federation: Coordinated international travel logistics for supporter group, negotiated complex travel arrangements (Cuba) and securing tickets and local security for high risk game (Azteca Stadium, Mexico DF – Mexico v. USA)

• Orchestrated an historical event and match on behalf of the New York Cosmos (NASL) and the Cuban National Soccer team. Liaised between the US State Department and the Cuban Government to gain necessary permissions for the match to take place. Primary lead on logistics, coordinating between both government and country sporting offices, coordinated travel visas for entire delegation, negotiated sponsorships and broadcast rights in Cuba
http://www.reuters.com/article/us-cuba-usa-cosmos-idUSKBN0OI2SL20150603
Silicon Valley Rugby 7's: Team Operations. Representing foreign teams with local logistical planning

FIFA
FIFA, Match Agent - Brokering International Soccer Matches
January 2014 - December 2022 (9 years)
Worldwide

Authorized and licensed FIFA Match Agent. Promotion and development of International soccer through arranged matches featuring National Associations and Professional Clubs.

CONCACAF
19 years 1 month

Deputy General Secretary (EVP)
August 2010 - August 2013 (3 years 1 month)
New York, NY

"Confederation of North, Central and Caribbean Associations of Football"
* Broke barriers; first female to hold DGS position in a soccer confederation.

*Maintained relationships with member associations and their individual foreign governments within the confederation (37+ countries). Maintained direct relationships with key soccer affiliations: FIFA and the 5 affiliated confederations and regional Olympic games organizers.

*Represented confederation President and General Secretary through proxy for various meetings, press conferences and governmental related meetings.

*Vast knowledge of event management and production needs, negotiating and managing vendors and partners for favorable financial success of confederation and host associations. Resulting in lucrative savings on event related expenses: favorably supporting competitors and event management budgets.

*Managed all international events in +13 years, with a minimal of 6 annual events and committee meetings inclusive of full member meetings (Congress).

*Was the primary logistical link in the development of the CONCACAF Gold Cup from its inception in 1991. The tournament is the principal competition and financial sustainability for the confederation. Event increased in revenues from 500k to 60+ million biennially.

*Principal contact for NGO's: ODEPA – PASO: Olympic - Pan American Organization - Americas Region - representing soccer: (male and female) for over 15 years. Event initially had 10 male teams and increased participation to 20+ male and female teams. Was appointed as the official Technical Delegate for the sport, overseeing competition; rules, team discipline, match commissioners and referees (60 members per event). Coordinated with international television broadcasters transmitting to 60+ countries.

*Synchronized with security deployments assigned to protect venue and participants overseeing athlete access areas.

*Conducting meetings bilingually.

Director of Competitions and Events
August 1994 - August 2010 (16 years 1 month)
New York, NY

* Established and lead the department of Competition and Events. Infused experience from past sport franchise familiarities to develop and implement structure and diversity to department. Increased staffing to over 600 persons full and part time staff over a progression of 15 years.

*Developed, Lead and Managed, 10 series of the Confederation premier championship (1991 – 2011). Was responsible to negotiate complex contracts for all services of the event. Series of tournaments progressed from: 2 venues and 2 weeks of matches, elevating to 13 venues, 12 national associations and 3 weeks of competition. Event was seen in over 110 countries with an in-stadium attendance in excess of 933 thousand. Revenues exceeding 60 million dollars per biennial event.

* Managed internally credential production, overseeing approval of access control badges for matches and events.

* Oversaw various confederation committees: Responsible for the over sight and management of the committees such as: referee, technical, and protocol.

*Provided first-class service in travel organization to participants and appointees of events

*Interfaced and managed marketing partners for qualifying events.

*Hand in hand collaboration with international broadcasters

*Programmed and implemented galas and membership meetings

*Increased numbers of competitions and participants for both Male and Female sports .

*Managed global venue inspections, assessing and advising on structural needs in event venues, security procedures, staffing needs and reviewing objectives of tournament organization.

Fédération Internationale de Football Association (FIFA)
FIFA Match Director
1994 - 2013 (19 years)
Worldwide

Worked simultaneously for the confederation, experienced gained globally was implemented in the 36+ countries throughout our region. Raising the bar of local tournaments by demonstrating how to improve organization, inclusive of international broadcast coordination and game day management. Federation members were groomed over the years by mirroring the FIFA organization match day procedures, by utilizing paralleled documents, and abiding to strict timelines and checklists.

Oversaw management of venue and coordination with local organizers on behalf of FIFA HQ. Viewing audiences were in excess of 3.43 million and an estimated venue attendance of 53k per match.

Experience on this world stage included participation in over 15 events:

* FIFA Men's World Cup (5) - First female as an assistant general coordinator in a Men's World Cup. Coordinated with participating teams, day of game management, coordinated with 6 other departments synchronizing all efforts for a successful venue.

* FIFA Women's World Cup: General Coordinator.

* FIFA Youth World Cup: General and assistant General Coordinator

* FIFA U-20 Men's World Cup – Colombia; first women venue general coordinator in a men's competition.

* Lead consultant for the organization of the FIFA Executive Committee meeting, USA. Confederation representative for FIFA Congress in the Bahamas.

* Served as head of protocol for specific venues in World Cup competitions responsible for the hospitality of invited Heads of State, association presidents and various dignitaries.

Affliated Sports
Contract Specialist
March 1986 - August 1994 (8 years 6 months)
United States

Affiliated to the Oakland Athletics MLB, Golden State Warriors NBA, Oakland Invaders USFL, San Jose Earthquakes WSL/ APSL, Los Angeles Heat APSL, INTERAMERICA FC. International Events Promotions

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Education

Sports Management Worldwide
Certificate, Athlete Management · (2014 - 2014)

Sports Management Worldwide
Certificate, Sports Revenue Management · (2015 - 2016)

CERT, Community Emergency Response Team
Certified, Crisis/Emergency/Disaster Management · (2017)